MATERIAL TECHNOLOGIES, INC.
                                                 DBA TENSIODYNE SCIENTIFIC CORP.
                                       =========================================

                                              11661 San Vicente Blvd., Suite 707
                                              Los Angeles, CA 90049
                                              Phone:   (310) 208-5589
                                              Fax:   (310) 473-3177
                                              E-mail:   matech@att.net
                                                        --------------
                                              Website :  www.matechcorp.com


                                                         August 20, 2003

Tom Jones
Securities & Exchange Commission
Mail Stop:  0308
450 5th Street, N.W.
Washington, DC 20549

             Re:     Material Technologies, Inc. (the "Company")
                     -------------------------------------------
                     Request for Withdrawal of Registration Statement - Rule 477
                     -----------------------------------------------------------

Dear Mr. Jones:

     Please let this letter serve as a request for withdrawal of the Registration Statement on Form SB-2, filed August 8, 2002, including all amendments relating thereto. This application is made on the grounds that it is not in the best interest of the Company to continue pursuing the registration of its securities under the aforesaid Registration Statement. Since this Registration Statement related only to selling shareholders, no securities were sold in connection with this Registration Statement. The Registrant may undertake a subsequent private offering on reliance on Rule 155(c).


                                           Very truly yours,


                                           /s/  Robert M. Bernstein
                                           ------------------------
                                           Robert M. Bernstein, CEO


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